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                              October 25, 2023

       Dr. Neil Maresky
       Chief Executive Officer
       Psyence Biomedical Ltd.
       121 Richmond Street West
       Penthouse Suite 1300
       Toronto, Ontario M5H 2K1

                                                        Re: Psyence Biomedical
Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed October 16,
2023
                                                            File No. 333-273553

       Dear Dr. Neil Maresky:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 4, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-4

       Questions and Answers about the Business Combination
       Who is Psyence?, page 8

   1. We note your response to prior comment 2 and re-issue in part. Please revise the Q&A to remove citations to
clinical data and trials of PEX010 from trials that are not conducted or sponsored by Psyence.
              Please contact Li Xiao at 202-551-4391 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact
       Jimmy McNamara at 202-551-7349 or Alan Campbell at 202-551-4224 with any other questions.
 Dr. Neil Maresky
Psyence Biomedical Ltd.
October 25, 2023
Page 2
                                       Sincerely,
FirstName LastNameDr. Neil Maresky
                                       Division of Corporation Finance
Comapany NamePsyence Biomedical Ltd.
                                       Office of Life Sciences
October 25, 2023 Page 2
cc:       Ari Edelman
FirstName LastName